UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Amendment No. 4
GREAT AMERICAN FINANCIAL RESOURCES, INC.
(Name of the Issuer)
GREAT AMERICAN FINANCIAL RESOURCES, INC.
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
KENNETH C. AMBRECHT
CARL H. LINDNER
CARL H. LINDNER III
S. CRAIG LINDNER
WILLIAM R. MARTIN
(Name of Person(s) Filing Statement)
Common Stock, $1.00 par value (“GAFRI Common Stock”)
(Title of Class of Securities)
389915019
(CUSIP Number of Class of Securities)
GREAT AMERICAN FINANCIAL RESOURCES, INC.
250 East Fifth Street, 10th Floor
Cincinnati, Ohio 45202
Attention: Mark F. Muething, Esq.
(513) 333-5300
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
One East Fourth Street
Suite 900
Cincinnati, Ohio 45202
Attention: James C. Kennedy, Esq.
(513) 579-2538
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
with copies to:

Keating Muething & Klekamp PLL One East Fourth Street Suite 1400 Cincinnati, Ohio 45202 Attention: Edward E. Steiner, Esq. Mark A. Weiss, Esq. 513-579-6400	Squire, Sanders & Dempsey L.L.P. 312 Walnut Street Suite 3500 Cincinnati, Ohio 45202 Attention: Stephen C. Mahon, Esq. 513-361-1200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
This statement is filed in connection with (check appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction	Amount of filing fee
valuation* $235,617,707	$7,233.46**

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: the filing fee of $7,233.46 was determined based upon the sum of (A) product of 9,208,886 outstanding shares of Common Stock and the merger consideration of $24.50 per share, plus (B) up to $10,000,000 payable in connection with the extinguishing of outstanding options to purchase GAFRI Common Stock (equal to $235,617,707). In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.00003070 by the sum of (A) and (B) in the preceding sentence.

**	Previously paid
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

Introductory Statement
     This Amendment No. 4 to Rule 13e-3 Transaction Statement (“Amendment No. 4”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Great American Financial Resources, Inc., a Delaware corporation (“GAFRI”or the “Company”), American Financial Group, Inc., an Ohio corporation (“AFG”), GAFRI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of AFG (“GAC”), Kenneth C. Ambrecht, Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and William R. Martin (collectively, the “Filing Persons”). This Amendment No. 4 is a fourth amendment to the Rule 13e-3 Transaction Statement filed by GAFRI, AFG and GAC on June 14, 2007 (the “Transaction Statement”).
     Concurrently with the filing of this Amendment No. 4, GAFRI is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which GAFRI’s board of directors (the “Board of Directors”) is soliciting proxies from stockholders of GAFRI in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated in this Amendment No. 4 by reference.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all exhibits and appendices thereto, is expressly incorporated by reference in this Amendment No. 4 in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.
     This Amendment No. 4 amends and restates the Transaction Statement.
     All information contained in, or incorporated by reference into, this Amendment No. 4 concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including GAFRI, takes responsibility for the accuracy of such information as it relates to any other Filing Person.
Item 1. Summary Term Sheet.
     The Summary Term Sheet is incorporated by reference to the section captioned “Summary Term Sheet” in the Proxy Statement.
Item 2. Subject Company Information.
     (a) Name and address. Great American Financial Resources, Inc., 250 East Fifth Street, 10th Floor, Cincinnati, Ohio 45202, telephone number (513) 333-5300.
     (b) Securities. The information set forth under “The Special Meeting – General; Required Vote” and “Important Information Regarding GAFRI—Markets and Market Price” in the Proxy Statement is incorporated by reference.
     (c) Trading Market and Price. The information set forth under “Important Information Regarding GAFRI—Markets and Market Price” in the Proxy Statement is incorporated by reference.
     (d) Dividends. The information set forth under “Important Information Regarding GAFRI—Markets and Market Price” in the Proxy Statement is incorporated by reference.
     (e) Prior public offerings. Not Applicable.
     (f) Prior stock purchases. On February 13, 2007, William R. Martin exercised options to purchase 10,114 shares of GAFRI Common Stock at an exercise price of $14.37 per share and options to purchase 1,000 shares of GAFRI Common Stock at an exercise price of $14.76 per share.

GAFRI
The following table shows repurchases of GAFRI Common Stock made by GAFRI from January 1, 2005 through the date of this Amendment No. 4:

Period	No. of Shares	Range of Prices	Average Price
2005 First Quarter	31,700	$16.72-$17.00	$16.82
2005 Second Quarter	119,400	$15.22-$17.00	$16.16
2006 First Quarter	28,600	$19.20-$19.50	$19.15
2006 Second Quarter	28,600	$19.20-$19.50	$19.48
2006 Third Quarter	7,400	$19.69-$20.00	$19.76
Item 3. Identity and Background of Filing Persons.
(a) Name and address.
GREAT AMERICAN FINANCIAL RESOURCES, INC.
250 East Fifth Street, 10th Floor
Cincinnati, Ohio 45202
(513) 333-5300
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
One East Fourth Street
Suite 900
Cincinnati, Ohio 45202
(513) 579-2538
KENNETH C. AMBRECHT
CARL H. LINDNER
CARL H. LINDNER III
S. CRAIG LINDNER
WILLIAM R. MARTIN
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2121
AFG beneficially owns approximately 81% of the outstanding GAFRI Common Stock. AFG owns 100% of the outstanding common stock of GAC.
Carl H. Lindner is Chairman of the Board of both GAFRI and AFG. Carl H. Lindner III is Co-Chief Executive Officer, Co-President and a Director of AFG. S. Craig Lindner is Co-Chief Executive Officer, Co-President and a Director of AFG and Chief Executive Officer and a Director of GAFRI.
Information regarding Kenneth C. Ambrecht, Carl H. Lindner, S. Craig Lindner, William R. Martin and GAFRI required by Instruction C to Schedule 13E-3 is set forth under “Important Information Regarding GAFRI—Executive Officers and Directors of GAFRI” in the Proxy

Statement and incorporated by reference. Information regarding Carl H. Lindner, AFG and GAC required by Instruction C to Schedule 13E-3 is provided in Annex A to this Amendment No. 4.
The information set forth under “Parties Involved in the Proposed Transaction” in the Proxy Statement is incorporated by reference.
     (b) Business and background of entities. See paragraph (a) above.
     (c) Business and background of natural person. The information regarding Kenneth C. Ambrecht, Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and William R. Martin is provided as set forth in paragraph (a) above.
Item 4. Terms of the Transaction.
     (a) Material terms. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “The Special Meeting—Required Vote”; “Special Factors—Background of the Merger”; “Special Factors— The Special Committee”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; “Special Factors—Certain Effects of the Merger”; “Special Factors—Considerations Relating to the Proposed Merger”; “Special Factors—Interests of Certain Persons in the Merger”; “Special Factors—Material U.S. Federal Income Tax Consequences”; and “Terms of the Merger Agreement—Conditions to the Merger.”
     (b) Not applicable.
     (c) Different terms. The information set forth under the following sections of the Proxy Statement are incorporated by reference: “Summary Term Sheet”; “Special Factors—Certain Effects of the Merger”; and “Special Factors—Interests of Certain Persons in the Merger.”
     (d) Appraisal rights. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger” and “Special Factors—Appraisal Rights.”
     (e) Provisions for unaffiliated security holders. None.
     (f) Eligibility for listing or trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. GAFRI and American Money Management Corporation (“AMM”), a wholly-owned subsidiary of AFG, are parties to an Investment Services Agreement under which AMM provides investment services to GAFRI’s insurance subsidiaries in accordance with guidelines. GAFRI and its subsidiaries pay AMM a fee based on AMM’s cost of providing these services. Investment charges paid by us to AMM were $4.1 million in 2006.
Under a tax allocation agreement with AFG that became effective in 2006, GAFRI and its subsidiaries in the consolidated tax return group generally pay or recover taxes based on each subsidiary’s contribution to amounts due under AFG’s consolidated return. The tax allocation agreement with AFG has not impacted the recognition of income tax expense and income tax payable in GAFRI’s financial statements. If the AFG tax group utilizes any of GAFRI’s net operating losses or deductions that originated prior to GAFRI’s entering AFG’s consolidated tax group, AFG will pay to GAFRI an amount equal to the benefit received. During 2006, GAFRI and its subsidiaries which are included in the AFG consolidated tax group incurred income tax expense of $47.6 million.

GAFRI paid $2.1 million to AFG for various information technology services (primarily outsourcing) in 2006. GAFRI paid approximately $202,000 to AFG for services related to purchases from third party vendors. All of these transactions were based on fair market value.
During 2006, GAFRI paid The Cincinnatian Hotel approximately $140,000 for lodging and meeting accommodations. The hotel is owned by a subsidiary of AFG.
     (b) Significant Corporate Events and (c) Negotiations or Contacts. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “Special Factors—The Special Committee”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; “Special Factors—Interests of Certain Persons in the Merger”; and “Terms of the Merger Agreement.”
     (e) Agreements Involving the Subject Company’s Securities. None.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Certain Effects of the Merger”; and “Terms of the Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Stock Options.”
     (c)(1) to (c)(8) Plans. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “Special Factors-Background of the Merger”; “Special Factors-AFG’s Reasons for the Merger”; “Special Factors—Background of the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; “Special Factors—Certain Effects of the Merger”; “Special Factors—Considerations Relating to the Proposed Merger”; “Special Factors—Interests of Certain Persons in the Merger”; “Terms of the Merger Agreement—General; The Merger”; and “Terms of the Merger Agreement—When the Merger Becomes Effective.”
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Background of the Merger”; “Special Factors-AFG’s Reasons for the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”; and “Special Factors—Considerations Relating to the Proposed Merger.”
     (b) Alternatives. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Background of the Merger”; “Special Factors—AFG’s Reasons for the Merger”; “Special Factors—Determination as to Fairness—AFG, GAFRI and Affiliates”; and “Special Factors—Recommendation of the Special Committee and the Board of Directors.”
     (c) Reasons. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Special Factors—Background of the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; “Special Factors—Certain Effects of the Merger”; “Special Factors—Considerations Relating to the Proposed Merger”; and “Special Factors—Interests of Certain Persons in the Merger.”

     (d) Effects. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “Special Factors—Background of the Merger”; and “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Certain Effects of the Merger”; “Special Factors—Considerations Relating to the Proposed Merger”; “Special Factors—Interests of Certain Persons in the Merger”; and “Special Factors—Material U.S. Federal Income Tax Consequences.”
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Background of the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; and Appendix B—Opinion of Cochran Caronia Waller LLC dated May 17, 2007.
     (b) Factors considered in determining fairness. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Background of the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; and Appendix B—Opinion of Cochran Caronia Waller LLC dated May 17, 2007.
     (c) Approval of security holders. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “The Special Meeting—General”; “The Special Meeting—Required Vote”; “Terms of the Merger Agreement—Conditions to the Merger.”
     (d) Unaffiliated representative. An unaffiliated representative was not retained to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the merger or preparing a report concerning the fairness of the merger. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—The Special Committee”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; and “Special Factors—Opinion of the Special Committee’s Financial Advisor.”
     (e) Approval of directors. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Special Factors—Reasons for the Merger;” “Special Factors—Recommendation of the Special Committee and the Board of Directors”; and “Special Factors—Opinion of the Special Committee’s Financial Advisor.”
     (f) Other offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
     (a) (a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; and Availability of documents. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Background of the Merger”; “Special Factors—The Special Committee”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; and Appendix B—Opinion of Cochran Caronia Waller LLC dated May 17, 2007.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a)-(d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Terms of the Merger Agreement—Fees and Expenses”; and Appendix A—Agreement and Plan of

Merger, dated as of May 17, 2007, by and among Great American Financial Resources, Inc., American Financial Group, Inc. and GAFRI Acquisition Corp.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities ownership. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “Parties Involved in the Proposed Transaction”; “Important Information Regarding GAFRI—Securities Ownership of Certain Beneficial Owners and Management.” AFG beneficially owns an aggregate of 38,566,978 shares (or approximately 81%) of the outstanding shares of GAFRI Common Stock, with 9,641,500 shares held directly and 28,924,495 and 983 shares held through its wholly-owned indirect subsidiaries, Great American Insurance Company and American Premier Underwriters, Inc., respectively.
     (b) Securities transactions.
James E. Moffett, Senior Vice President of GAFRI, on June 29, 2007, exercised options to purchase 10,000, 10,000 and 20,000 shares of GAFRI Common Stock at $17.00 per share, $17.50 per share and $18.00 per share, respectively. The exercise was effected through a cash payment by GAFRI to Mr. Moffett of the closing market price per share of $24.19 on June 29, 2007 minus the applicable exercise price per share.
Michael J. Prager, Executive Vice President, Chief Actuary and Chief Risk Officer of GAFRI, on June 28, 2007, exercised options to purchase 7,500 and 20,000 shares of GAFRI Common Stock at $18.00 per share and $17.00 per share, respectively. The exercise was effected through a cash payment by GAFRI to Mr. Prager of the closing market price per share of $24.34 on June 28, 2007 minus the applicable exercise price per share.
Item 12. The Solicitation or Recommendation.
     (d) Intent to tender or vote in a going-private transaction. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Required Vote.”
     (e) Recommendations of others. The information set forth under the following section of the Proxy Statement is incorporated by reference: “Special Factors—Recommendation of the Special Committee and the Board of Directors.”
Item 13. Financial Information.
     (a) Financial information. The information set forth under the following section of the Proxy Statement is incorporated by reference: “Where Stockholders Can Find More Information.”
     (b) Pro forma information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or recommendations. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “The Special Meeting—General” and “The Special Meeting—Proxies and Revocation of Proxies.”
     (b) Employees and corporate assets. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “The Special Meeting—General” and “The Special Meeting—Proxies and Revocation of Proxies.”

Item 15. Additional Information.
     (b) Other material information. All information set forth in the Proxy Statement, including all appendices to the Proxy Statement, is incorporated by reference.
Item 16. Exhibits.
     (a)(1) Proxy Statement of GAFRI, including the form of proxy card, letter to stockholders and notice of special meeting of stockholders (incorporated by reference to the Proxy Statement).
     (a)(2) Form of Letter of Transmittal (previously filed).
     (b) Not applicable.
     (c)(1) Opinion of Cochran Caronia Waller LLC (“CCW”) dated May 17, 2007 (incorporated by referenced to Appendix B to the Proxy Statement).
     (c)(2) Presentation of CCW to the Special Committee of Independent Directors of the Board of Directors of GAFRI dated May 17, 2007 (previously filed).
     (c)(3) Preliminary Presentation of CCW to the Special Committee of Independent Directors of the Board of Directors of GAFRI dated April 17, 2007 (previously filed).
     (c)(4) Presentation of CCW to the Special Committee of Independent Directors of the Board of Directors of GAFRI dated May 15, 2007 (previously filed).
     (d)(1) Agreement and Plan of Merger, dated as of May 17, 2007, by and among Great American Financial Resources, Inc., American Financial Group, Inc. and GAFRI Acquisition Corp. (incorporated by reference to Appendix A to the Proxy Statement).
     (d)(2) Power of Attorney for Carl H. Lindner, Carl H. Lindner III and S. Craig Lindner (previously filed).
     (d)(3) Power of Attorney for Kenneth C. Ambrecht (previously filed).
     (d)(4) Power of Attorney for William R. Martin (previously filed).
     (f) The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Appraisal Rights” and Appendix C—Section 262 of the Delaware General Corporation Law.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GREAT AMERICAN FINANCIAL RESOURCES, INC.

August 29, 2007	/s/ Mark F. Muething

Date	Mark F. Muething
Executive Vice President

AMERICAN FINANCIAL GROUP, INC.

August 29, 2007	/s/ James C. Kennedy

Date	James C. Kennedy
Vice President

GAFRI ACQUISITION CORP.

August 29, 2007	/s/ James C. Kennedy

Date	James C. Kennedy
Vice President

August 29, 2007	*

Date	Kenneth C. Ambrecht

August 29, 2007	*

Date	Carl H. Lindner

August 29, 2007	*

Date	Carl H. Lindner III

August 29, 2007	*

Date	Carl H. Lindner III

August 29, 2007	*

Date	S. Craig Lindner

August 29, 2007	*

Date	William R. Martin

August 29, 2007	*By:/s/ Karl J. Grafe

Date	Karl J. Grafe
Attorney in Fact

APPENDIX A
     The directors and executive officers of AFG are set forth below. None of these persons nor AFG has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of these persons has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. All of the directors and executive officers of AFG are citizens of the United States and can be reached c/o American Financial Group, Inc., One East Fourth Street, Suite 900, Cincinnati, Ohio 45202.
     Carl H. Lindner has, for more than five years, served as the Chairman of the Board of Directors, and until January 2005, also served as Chief Executive Officer of AFG. He is also Chairman of the Board of Directors of GAFRI.
     Carl H. Lindner III has been a director AFG since 1991, has been Co-Chief Executive Officer since January 2005, and for more than five years, Mr. Lindner has served as Co-President of AFG. For over ten years, Mr. Lindner has been President of Great American Insurance Company and has been principally responsible for AFG’s property and casualty insurance operations.
     S. Craig Lindner has been a director of AFG since 1985. He has been Co-Chief Executive Officer since January 2005, and for more than five years, Mr. Lindner has served as Co-President of AFG. He is also President and Chief Executive Officer and a Director of GAFRI. Mr. Lindner is also President of American Money Management Corporation, a subsidiary that provides investment services for AFG and its affiliated companies. He was also a director of National City Corp. (“NCC”) until April 24, 2007.
     Kenneth C. Ambrecht has been a director of AFG since 2005. Mr. Ambrecht has extensive corporate finance experience having worked in the U.S. capital markets for over 30 years. In December 2005, Mr. Ambrecht organized KCA Associates LLC, through which he serves as a consultant to several companies, advising them with respect to financings and financial transactions. From July 2004 to December 2005, he served as a Managing Director with the investment banking firm First Albany Capital. For more than five years prior, Mr. Ambrecht was a Managing Director with Royal Bank Canada Capital Markets. Prior to that post, Mr. Ambrecht worked with the investment bank Lehman Brothers as Managing Director of its capital markets division. Mr. Ambrecht is also a member of the Boards of Directors of Great American Financial Resources, Inc., Fortescue Metals Group Limited, an Australian mining company and Dominion Petroleum Ltd., an oil and gas exploration company.
     Theodore H. Emmerich has been a director of AFG since 1988. Prior to his retirement in 1986, Mr. Emmerich was managing partner of the Cincinnati office of the independent accounting firm of Ernst & Whinney. He is also a director of Summit Mutual Funds, Inc.
     James E. Evans has been a director of AFG since 1985. For more than five years, Mr. Evans has served as Senior Vice President and General Counsel of AFG.
     Terry S. Jacobs has been a director of AFG since 2003. Mr. Jacobs has served as President and Chief Executive Officer of The JFP Group, LLC, a real estate investment and development company, since September 2005. From its founding in September 1996 until September 2005, Mr. Jacobs served as Chairman of the Board of Directors and Chief Executive Officer of Regent Communications, Inc. Mr. Jacobs currently serves as Vice Chairman of the board of directors of Regent Communications, which owns and operates 75 radio stations in 15 markets. Mr. Jacobs also currently serves as a director of Capital Title Group, Inc. and Global Entertainment Corp.
     William R. Martin has been a director of AFG since 1994. Prior to his retirement in 2003, Mr. Martin had been Chairman of the Board of Directors of MB Computing, Inc., a computer software and services company, for more than five years. Mr. Martin is also a director of Great American Financial Resources, Inc.
     William W. Verity has been a director of AFG since 2002. Mr. Verity has been President of Verity & Verity, LLC, an investment management company, since January 1, 2002, and prior to that, he was a partner of

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Pathway Guidance L.L.C., an executive consulting firm, from October 2000. For more than five years previously, Mr. Verity was Chairman and Chief Executive Officer of ENCOR Holdings, Inc., a developer and manufacturer of plastic molded components.
     Keith A. Jensen has served as Senior Vice President of AFG for over five years. Since January 2005, he has also served as AFG’s chief financial officer.
     Thomas E. Mischell has served as Senior Vice President — Taxes of AFG for over five years.
     The directors and executive officers of GAC are set forth below. None of these persons nor GAC has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of these persons has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. All of the directors and executive officers of GAC are citizens of the United States and can be reached c/o American Financial Group, Inc., One East Fourth Street, Suite 900, Cincinnati, Ohio 45202.
     Thomas E. Mischell has served as President and a director of GAC since May 17, 2007. A description of Mr. Mischell’s other service to AFG is above.
     James C. Kennedy has served as Vice President and a director of GAC since May 17, 2007. For over five years Mr. Kennedy has served AFG as Vice President, Deputy General Counsel and Secretary.
     Karl J. Grafe has served as Vice President/Secretary and a director of GAC since May 17, 2007. For over five years Mr. Grafe has served AFG as Vice President, Assistant General Counsel and Assistant Secretary.

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